(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Second Quarter 2019 Results and Updates 2019 Full Year Guidance

•	Record second quarter sales and adjusted diluted EPS[1]

•	Q2 2019 sales of $802 million, up 5%, GAAP diluted EPS of $0.49, and adjusted diluted EPS of $0.56 up 8% over prior year quarter

•	Company reaffirms 2019 sales guidance and updates full year adjusted EPS guidance to higher end of range

Montreal, Thursday, August 1, 2019 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the second quarter ended June 30, 2019 and updated its full year guidance.

As expected, sales for the second quarter returned to a growth trajectory, consistent with the expected sales cadence for 2019 previously communicated. Sales of $802 million in the quarter, which set another second quarter record, were up approximately 5% over last year, setting us on track to deliver our full year sales target of mid-single-digit growth. Our growth drivers continued to perform well, including growth momentum in fashion basics, fleece, and global lifestyle brand sales. Underwear sales grew more than 50% over the prior year quarter, reflecting the successful launch of our new private label men’s underwear program with our largest mass retail customer. We are pleased with the performance of the product launch and have received confirmation from the retailer that we will be awarded additional shelf space to expand the program offering in the fourth quarter.

For the second quarter of 2019, we generated GAAP diluted EPS of $0.49, and adjusted diluted EPS of $0.56 up 8% over the prior year quarter, reflecting the benefit of a richer product-mix, higher net selling prices, and a 50-basis point improvement in SG&A expenses as a percentage of sales. These positive factors more than offset gross margin pressure from increases in raw materials and other input costs, which were anticipated and previously communicated. During the quarter, we continued to execute on our manufacturing optimization initiatives and remain on track to generate gross margin expansion which we expect to flow through in the fourth quarter as we exit the year.

Q2 2019 operating results
Sales for the second quarter totaled $801.6 million, up 4.9% compared to the prior year quarter. Higher sales reflected activewear sales of $665.6 million, up 6.5% compared to the second quarter of 2018, partly offset by a 2.2% decline in the hosiery and underwear category where we generated $136.0 million in overall sales. Activewear sales growth was driven by higher unit sales volumes of fashion basics and fleece, volume growth in global lifestyle brand products, and higher e-commerce sales volumes, as well as more favourable product-mix and higher net selling prices, partly offset by lower unit sales of basics. While international sales were up slightly, we saw softness in Europe and slower growth in China, particularly in the first two months of the quarter, which we believe was largely tied to the pace of broader economic activity in these regions. Growth in international sales was stronger in the month of June and we continue to project double digit growth in the second half of the year. The slight sales decline in the hosiery and underwear category resulted from lower sock sales volumes which were largely offset by the large increase in underwear sales during the quarter. The underwear sales increase was due to the full roll-out of a new private label men's underwear program with our largest mass retail customer, which began to ship at the end of the first quarter this year. This new program replaced our previous branded program with this retailer and now occupies significantly more shelf space than our former branded program. The decline in sock sales was primarily due to lower unit sales in mass, including the exit of a sock program in the dollar channel, as we had previously communicated, and lower sales in other channels, including sports specialty, partly offset by higher sock sales to global lifestyle brands.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

As expected, gross margin of 27.8% in the second quarter of 2019 was down from 28.3% in the second quarter last year. The 50-basis point decline reflected anticipated increases in raw material costs, inflationary pressure on other input costs, and unfavourable foreign exchange. These factors more than offset the benefit of higher net selling prices and favourable product-mix.

SG&A expenses for the second quarter of 2019 of $92.0 million remained essentially flat compared to the second quarter of 2018, despite the rise in sales. As a percentage of sales, SG&A expenses were 11.5%, reflecting a 50-basis point improvement over the same period last year, primarily due to cost benefits stemming from the Company's ongoing focus on SG&A rationalization.

The Company incurred $16.3 million of restructuring and acquisition-related costs in the second quarter, compared to $3.0 million in the same period last year. Restructuring and acquisition-related costs in the second quarter of 2019 related primarily to previously announced manufacturing optimization initiatives, including consolidation of textile, hosiery, sewing, and yarn operations, as well as warehouse consolidation and sales and marketing initiatives.

Operating income for the second quarter of 2019 totaled $114.1 million, down from $121.0 million in the second quarter of 2018. After excluding restructuring and acquisition-related costs in both years, adjusted operating income1 for the three months ended June 30, 2019 amounted to $130.4 million, up $6.4 million, or 5.2% higher than the same period last year. As a percentage of sales, adjusted operating income for the second quarter was 16.3%, 10 basis points better than adjusted operating margin1 of 16.2% in the second quarter of 2018. The improvement was due to the benefit of SG&A leverage, which more than offset gross margin pressure primarily from higher raw material and other input costs.

Net earnings for the three months ended June 30, 2019 amounted to $99.7 million, or $0.49 per share on a diluted basis, compared with net earnings of $109.0 million, or $0.51 per share on a diluted basis, for the same period last year. Excluding the impact of after-tax restructuring and acquisition-related costs in both years, Gildan reported adjusted net earnings1 of $115.0 million, or $0.56 per share on a diluted basis, up from $111.5 million, or $0.52 per share on a diluted basis, in the second quarter of 2018. The 7.7% increase in adjusted diluted EPS was mainly due to increased sales and adjusted operating margin, as well as the benefit of a lower share count compared to the prior year, partly offset by higher net financial expenses.

The Company generated $26.0 million of free cash flow1 in the second quarter of 2019 compared to free cash flow of $98.0 million in the second quarter last year reflecting higher working capital requirements and higher capital expenditures. During the second quarter of 2019, capital expenditures were $56 million primarily for the acquisition of land in Bangladesh and expenditures related to manufacturing capacity expansion initiatives. During the quarter, the Company repurchased 2,617,710 common shares at a total cost of approximately $97.4 million pursuant to its normal course issuer bid (NCIB) program. The Company ended the second quarter of 2019 with net debt1 of $989.2 million and a net debt leverage ratio1 of 1.8 times net debt to trailing twelve months adjusted EBITDA1, in line with the Company's target leverage range.

Year-to-date operating results
Net sales for the six months ended June 30, 2019 totaled $1,425.6 million, up 1.0% from net sales of $1,411.5 million for the same period last year, reflecting an increase of 1.7% in activewear sales, partly offset by a 2.0% decline in the hosiery and underwear category. The growth in activewear where we generated sales of $1,159.2 million was mainly driven by favourable product-mix, particularly from fleece sales and higher net selling prices, partly offset by lower unit sales volumes of basics. The decline in the hosiery and underwear sales category was mainly due to lower unit sales of socks, including the impact of our exit of a sock program in the dollar channel, mostly offset by higher underwear sales and more favourable product-mix.

Gross margin of 26.9% for the first six months of 2019 was down 90 basis points compared to the same period last year due to higher raw material and other input costs, including inflationary pressures and unfavourable foreign exchange, partly offset by higher net selling prices and more favourable product-mix. SG&A expenses of $185.0 million for the six months ended June 30, 2019 were essentially unchanged from last year's level, improving 10 basis points as a percentage of sales to 13.0%, reflecting the Company's focus on SG&A rationalization.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

Operating income for the first six months of 2019 totaled $146.8 million, or 10.3% of sales, down from $197.3 million, or 14.0% of sales, mainly due to the impairment of trade accounts receivable of $24.4 million which was recorded in the first quarter this year relating to the receivership of Heritage Sportswear, higher restructuring and acquisition-related costs associated with the Company's manufacturing and warehouse consolidation initiatives, and lower gross margin. Excluding the impact of restructuring and acquisition-related costs, adjusted operating income for the six months ended June 30, 2019 totaled $173.7 million, or 12.2% of sales, compared to $206.7 million, or 14.6% of sales for the same period last year.

Net earnings for the six months ended June 30, 2019 amounted to $122.4 million, or $0.59 per share on a diluted basis, compared with net earnings of $176.9 million, or $0.82 per share on a diluted basis, for the same period last year. Excluding the impact of after-tax restructuring and acquisition-related costs in both years, Gildan reported adjusted net earnings of $147.8 million, or $0.72 per share on a diluted basis, down from $186.1 million, or $0.86 per share on a diluted basis for the first six months of 2018. The decrease in GAAP diluted EPS and adjusted diluted EPS was mainly due to the decline in operating and adjusted operating margin and higher net financial expenses. On a diluted per share basis, the decline was partly offset by the benefit of a lower share count compared to the prior year.

Outlook
With results for the first half of 2019 tracking well within the Company's expectations, the Company reconfirmed its 2019 full year sales guidance projecting sales growth in the mid-single-digit range and updated its full year EPS and adjusted diluted EPS guidance to the upper half of the ranges previously provided. The Company is now projecting 2019 GAAP diluted EPS of $1.80 to $1.85 and adjusted diluted EPS of $1.95 to $2.00, compared to its previous guidance range projecting GAAP EPS of $1.75 to $1.85 and adjusted diluted EPS of $1.90 to $2.00. The Company also reconfirmed its projection for after-tax restructuring and acquisition-related costs for 2019 of approximately $30 million and capital expenditures of approximately $175 million. The Company expects to generate adjusted EBITDA1 in excess of $615 million and continues to project free cash flow for 2019 in the range of $300 to $350 million.

For the third quarter of 2019, the Company is projecting sales growth to be in the mid-single-digit range, lower than previously anticipated due to revised timing of fleece sales. The Company now expects to deliver more fleece than previously projected in the fourth quarter as it continues to ramp up production. We have good order visibility for fleece products for the second half of the year and are improving our fulfillment capability for these high-margin products as we move into the fourth quarter. With lower than previously anticipated fleece sales in the third quarter combined with the impact of continued gross margin pressure from higher raw material and other input costs, as previously communicated, we now expect adjusted EPS growth to be flat in the third quarter. For the fourth quarter of 2019, we are projecting strong sales and adjusted EPS growth, aligning to our updated full year guidance. We continue to project solid gross margin expansion in the fourth quarter as increases in raw material and other input costs subside and projected cost benefits from our manufacturing initiatives start to flow through, positioning us with strong momentum heading into 2020.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of $0.134 per share, payable on September 9, 2019 to shareholders of record on August 15, 2019. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of outstanding share data
As at July 26, 2019, there were 203,686,402 common shares issued and outstanding along with 2,255,238 stock options and 95,736 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss second quarter 2019 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

on the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing (877)
282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 1359678#. A replay will be available for 7 days starting at 11:30 AM ET by dialing (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019 available on Gildan's corporate website, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in U.S.$ millions, except per share amounts or otherwise indicated)	Q2 2019	Q2 2018	Variation (%)	YTD 2019	YTD 2018	Variation (%)
Net sales	801.6	764.2	4.9%	1,425.6	1,411.5	1.0%
Gross profit	222.8	215.9	3.2%	383.5	391.7	(2.1)%
SG&A expenses	92.0	92.1	(0.1)%	185.0	184.9	0.1%
Impairment of trade accounts receivable	0.4	(0.1)	n.m.	24.8	0.1	n.m.
Restructuring and acquisition-related costs	16.3	3.0	n.m.	26.9	9.4	n.m.
Operating income	114.1	121.0	(5.7)%	146.8	197.3	(25.6)%
Adjusted operating income(1)	130.4	124.0	5.2%	173.7	206.7	(16.0)%
Adjusted EBITDA(1)	174.5	166.0	5.1%	257.8	290.1	(11.1)%
Financial expenses	10.6	8.0	32.5%	19.7	13.2	49.2%
Income tax expense	3.8	4.0	(5.0)%	4.7	7.2	(34.7)%
Net earnings	99.7	109.0	(8.5)%	122.4	176.9	(30.8)%
Adjusted net earnings(1)	115.0	111.5	3.1%	147.8	186.1	(20.6)%

Basic EPS	0.49	0.51	(3.9)%	0.59	0.82	(28.0)%
Diluted EPS	0.49	0.51	(3.9)%	0.59	0.82	(28.0)%
Adjusted diluted EPS(1)	0.56	0.52	7.7%	0.72	0.86	(16.3)%

Gross margin	27.8%	28.3%	(0.5) pp	26.9%	27.8%	(0.9) pp
SG&A expenses as a percentage of sales	11.5%	12.0%	(0.5) pp	13.0%	13.1%	(0.1) pp
Operating margin	14.2%	15.8%	(1.6) pp	10.3%	14.0%	(3.7) pp
Adjusted operating margin(1)	16.3%	16.2%	0.1 pp	12.2%	14.6%	(2.4) pp

Cash flows from (used in) operating activities	79.5	130.3	(39.0)%	(25.7)	112.7	n.m.
Capital expenditures	55.9	43.0	30.0%	78.8	65.4	20.5%
Free cash flow(1)	26.0	98.0	(73.5)%	(101.8)	58.1	n.m.
n.m. = not meaningful

As at	Jun 30, 2019	Dec 30, 2018
Inventories	1,008.5	940.0
Trade accounts receivable	509.2	317.2
Net indebtedness(1)	989.2	622.3
Net debt leverage ratio(1)	1.8	1.0
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in U.S.$ millions, or otherwise indicated)	Q2 2019	Q2 2018	Variation (%)	YTD 2019	YTD 2018	Variation (%)
Activewear	665.6	625.2	6.5%	1,159.2	1,139.7	1.7%
Hosiery and underwear	136.0	139.0	(2.2)%	266.4	271.8	(2.0)%
	801.6	764.2	4.9%	1,425.6	1,411.5	1.0%

Net sales were derived from customers located in the following geographic areas:

(in U.S.$ millions, or otherwise indicated)	Q2 2019	Q2 2018	Variation (%)	YTD 2019	YTD 2018	Variation (%)
United States	683.9	644.7	6.1%	1,214.7	1,200.4	1.2%
Canada	27.3	30.1	(9.3)%	53.1	55.5	(4.3)%
International	90.5	89.4	1.2%	157.8	155.5	1.5%
	801.7	764.2	4.9%	1,425.6	1,411.4	1.0%

Definition and reconciliation of non-GAAP financial measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this press release, except for those measures impacted by the initial adoption of IFRS 16, Leases, as discussed below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Net earnings	99.7	109.0	122.4	176.9
Adjustments for:
Restructuring and acquisition-related costs	16.3	3.0	26.9	9.4
Income tax recovery relating to restructuring and acquisition-related actions	(1.0)	(0.5)	(1.5)	(0.2)
Adjusted net earnings	115.0	111.5	147.8	186.1
Basic EPS	0.49	0.51	0.59	0.82
Diluted EPS	0.49	0.51	0.59	0.82
Adjusted diluted EPS	0.56	0.52	0.72	0.86

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, or otherwise indicated)	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Operating income(1)	114.1	121.0	146.8	197.3
Adjustment for:
Restructuring and acquisition-related costs	16.3	3.0	26.9	9.4
Adjusted operating income(1)	130.4	124.0	173.7	206.7

Operating margin	14.2%	15.8%	10.3%	14.0%
Adjusted operating margin	16.3%	16.2%	12.2%	14.6%
(1) Operating income and adjusted operating income for the three and six months ended June 30, 2019 were positively impacted by $0.8 million and $1.6 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. Prior year operating income and adjusted operating income were not impacted.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Net earnings	99.7	109.0	122.4	176.9
Restructuring and acquisition-related costs	16.3	3.0	26.9	9.4
Depreciation and amortization	44.1	42.0	84.1	83.4
Financial expenses, net	10.6	8.0	19.7	13.2
Income tax expense	3.8	4.0	4.7	7.2
Adjusted EBITDA(1)	174.5	166.0	257.8	290.1
(1) Adjusted EBITDA for the three and six months ended June 30, 2019 was positively impacted by $3.9 million and $8.1 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. Prior year adjusted EBITDA was not impacted.

Free cash flow
Free cash flow is defined as cash from operating activities less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Cash flows from (used in) operating activities	79.5	130.3	(25.7)	112.7
Cash flows used in investing activities	(53.5)	(32.3)	(77.4)	(54.7)
Adjustment for:
Business acquisitions	—	—	1.3	0.1
Free cash flow(1)	26.0	98.0	(101.8)	58.1
(1) Free cash flow for the three and six months ended June 30, 2019 increased by $3.4 million and $6.6 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. Prior year free cash flow was not impacted.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company. The Company has included lease obligations in total indebtedness and net indebtedness beginning in fiscal 2019, consistent with the adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. Comparative periods have not been revised and therefore may not be directly comparable.

(in U.S.$ millions)	Jun 30, 2019	Dec 30, 2018
Long-term debt and total bank indebtedness	958.0	669.0
Lease obligations	81.8	—
Total indebtedness	1,039.8	669.0
Cash and cash equivalents	(50.6)	(46.7)
Net indebtedness	989.2	622.3

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in U.S.$ millions, or otherwise indicated)	Jun 30, 2019	Dec 30, 2018
Adjusted EBITDA for the trailing twelve months	563.3	595.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	563.3	595.5
Net indebtedness	989.2	622.3
Net debt leverage ratio(1)	1.8	1.0

(1) The net debt leverage ratio as at June 30, 2019 increased by approximately 0.1 due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019. The prior year net debt leverage ratio was not impacted.

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, capital expenditures, and capacity expansion plans. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2019 and for the fiscal year ended December 30, 2018 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•
exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With approximately 54,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Garry Bell Vice President, Corporate Marketing and Communications (514) 744-8600 gbell@gildan.com

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